

July 2, 2014

Via E-mail
Mr. Lawrence B. Alletto, Chief Financial Officer
Revlon, Inc.
237 Park Avenue
New York, NY 10017

> **Re: Revlon, Inc.**
> **Revlon Consumer Products Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 5, 2014**
> **Definitive Proxy Statement**
> **Filed April 24, 2014**
> **File Nos. 1-11178 and 033-59650**

Dear Mr. Alletto:

We have reviewed your response to our comment letter dated May 20, 2014 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

Incentive Compensation: Long-Term Compensation, page 25

1.   We note your response to comment 4 in our letter dated May 20, 2014, including your statement that the Compensation Committee approved funding the LTIP "at 75% of the target awards." In future filings, please clarify what the target awards are for each NEO and how they were determined. In addition, we note your disclosure that the awards were "structured as flat dollar amounts." If you mean that the target awards (to which the 75% applied in 2014) are flat dollar amounts, then please clarify this and disclose the flat dollar amount applicable to each NEO in future filings. Otherwise, please clarify what this statement means.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Lucinda Treat, Revlon, Inc.